UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March 2026
Commission File Number 001-15216

HDFC BANK LIMITED
(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,
Lower Parel, Mumbai. 400 013, India
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: March 18, 2026
By:	Ajay Agarwal
Name:	Ajay Agarwal
Title:	Company Secretary Group Head – Secretarial & Group Oversight

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this report pursuant to the General Instructions for Form 6-K.

Exhibit No. 99

Description
Resignation of Mr. Atanu Chakraborty as a Part-time Chairman and Independent Director of HDFC Bank Limited (the “Bank”) and appointment of Mr. Keki Mistry as an interim Part-time Chairman of the Bank